As filed with the Securities and Exchange Commission on March 6, 2024

Registration No. 333-274329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT No. 1

to

FORM S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

(Exact name of registrant as specified in governing instruments)

2529 Virginia Beach Blvd.

Virginia Beach, Virginia 23452
(757) 627-9088

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kaufman & Canoles, P.C.

150 W. Main Street, Suite 2100

Norfolk, VA 23510

(757) 624-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel P. Raglan, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-274329

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (Registration No. 333- 274329) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

Information Not Required In Prospectus

Item 36. Financial Statements and Exhibits.

(b) Exhibits.

The following exhibit is filed as part of this Registration Statement:

Exhibit No.	Description
23.1	Consent of Cherry Bekaert LLP

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Virginia Beach, State of Virginia, on March 6, 2024.

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ M. Andrew Franklin
M. Andrew Franklin
Chief Executive Officer and President (Principal Executive Officer)

By:	/s/ Crystal Plum
Crystal Plum
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Name	Title	Date

/s/ M. Andrew Franklin	Chief Executive Officer and
M. Andrew Franklin	President (Principal Executive Officer)	March 6, 2024

/s/ Crystal Plum	Chief Financial Officer
Crystal Plum	(Principal Financial Officer and Principal Accounting Officer)	March 6, 2024

*
Stefani D. Carter	Chair of the Board	March 6, 2024

*
E.J. Borrack	Director	March 6, 2024

*
Kerry G. Campbell	Director	March 6, 2024

*
Saverio M. Flemma	Director	March 6, 2024

*
Megan Parisi	Director	March 6, 2024

*
Dennis Pollack	Director	March 6, 2024

*
Joseph D. Stilwell	Director	March 6, 2024

*By:	/s/ M. Andrew Franklin	March 6, 2024
M. Andrew Franklin,
Attorney-in-Fact

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